Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                                March 29, 2021



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9285
            40/60 Strategic Allocation Port. 2Q '21 - Term 7/18/22
                                 (the "Trust")
                     CIK No. 1841724  File No. 333-253685
________________________________________________________________________________


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. THE STAFF NOTES THE FOLLOWING DISCLOSURE: "THE FIRST STEP IN OUR SELECTION PROCESS IS TO ESTABLISH A UNIVERSE OF STOCKS FROM WHICH THE PORTFOLIO WILL BE SELECTED. THE UNIVERSE IS IDENTIFIED AS OF ____ BUSINESS DAYS PRIOR TO THE INITIAL DATE OF DEPOSIT AND DIVIDED INTO SEVEN DISTINCT STYLES CONSISTING OF SIX DOMESTIC EQUITY ASSET CLASSES AND ONE INTERNATIONAL EQUITY ASSET CLASS." PLEASE ADD "NOTED ABOVE" FOLLOWING "SIX DOMESTIC EQUITY ASSET CLASSES."

      Response:   The Trust has revised its disclosure in accordance with  the
Staff's comment.

      2.  THE  STAFF  NOTES  THE  INCONSISTENCY  IN  DISCLOSURE IN THE PORTFOLIO
SELECTION PROCESS BETWEEN THE USE OF "SEVEN UNIVERSES" AND THE USE OF "SEVEN STYLE CLASSES." PLEASE USE ONE TERM CONSISTENTLY TO AVOID INVESTOR CONFUSION.

      Response: The Trust has revised its disclosure to reference "classes", where applicable, in accordance with the Staff's comment.

Risk Factors
____________

      3. IF THE FUNDS HELD BY THE TRUST INVEST IN BONDS THAT REFERENCE LIBOR, PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on the Trust's final portfolio, the Trust has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the Trust's prospectus.

      4. IF THE FUNDS HELD BY THE TRUST INVEST IN EMERGING MARKETS, PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on the Trust's final portfolio, the Trust has exposure to Funds that invest in emerging markets, appropriate disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ___________________________
                                           Daniel J. Fallon